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CECILY WU cecily.wu@dechert.com +1 212 698 3868 Direct +1 212 314 0015 Fax

February 26, 2019

VIA EDGAR CORRESPONDENCE

Mr. Jay Williamson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:	Goldman Sachs Trust II (the “Registrant”)

SEC File Numbers 333-185659 and 811-22781

Dear Mr. Williamson:

This letter responds to comments you provided to Michelle Wong, Neema Nassiri and me of Dechert LLP during a telephonic discussion on February 13, 2019 with respect to your review of Post-Effective Amendments Nos. 84, 85 and 86 (each, a “PEA”) to the Registrant’s registration statement, each of which were filed with the Securities and Exchange Commission (“SEC”) on December 18, 2018. PEA No. 84 was filed pursuant to Rule 485(a) under the Securities Act of 1933 to (i) incorporate all supplements filed since February 28, 2018 to the registration statement of Goldman Sachs Multi-Manager Alternatives Fund, including those reflecting the addition of new sub-advisers, in connection with the annual update; and (ii) make certain other disclosure changes. PEA No. 85 was filed pursuant to Rule 485(a) to (i) incorporate all supplements filed since February 28, 2018 to the registration statement of Multi-Manager International Equity Fund, Multi-Manager U.S. Dynamic Equity Fund, and Multi-Manager U.S. Small Cap Equity Fund, including those reflecting the addition of a new sub-adviser for the Multi-Manager U.S. Dynamic Equity Fund, in connection with the annual update; and (ii) make certain other disclosure changes. PEA No. 86 was filed pursuant to Rule 485(a) to (i) incorporate all supplements filed since February 28, 2018 to the registration statement of Goldman Sachs Multi-Manager Global Equity Fund, Goldman Sachs Multi-Manager Non-Core Fixed Income Fund, and Goldman Sachs Multi-Manager Real Assets Strategy Fund, including those reflecting the addition of new sub-advisers for the Goldman Sachs Multi-Manager Global Equity Fund and the Goldman Sachs Multi-Manager Non-Core Fixed Income Fund, in connection with the annual update; (ii) to reflect the addition of a beta completion mandate for the Goldman Sachs Multi-Manager Global Equity Fund; and (iii) make certain other disclosure changes. We have reproduced your comments below, followed by the Registrant’s responses. Unless otherwise defined herein, capitalized terms have the meanings attributed to such terms in the registration statement.

General

1.

Comment: Please respond to our comments in writing and file it as correspondence on EDGAR. Where a comment asks for revised disclosure or revisions are contemplated by your response, please provide us revised disclosure with your letter. Please allow sufficient time for us to review your response prior to your 485(b) filing. For brevity, we have not repeated our comments. Please consider whether one comment applies to multiple funds or filings and respond accordingly.

Response: We acknowledge the comments and have addressed them accordingly.

Goldman Sachs Multi-Manager Alternatives Fund

2.

Comment: The fee table does not take into account brokerage commissions that investors may pay on the sale or purchase of Institutional Shares. Supplementally confirm why. Additionally, please explain why “Other Expenses” have been restated for the share classes listed in footnote 2 to the fee table.

Response: The disclosure identified by the Staff in the narrative above the fee table notifies prospective investors that they may be assessed a separate brokerage commission in connection with the purchase or sale of Institutional Shares of the Fund. This disclosure is intended to provide investors with a more complete understanding of the different types of fees and expenses to which they may be subject. The Registrant notes that Form N-1A does not require a fund to disclose in its prospectus fee table brokerage commissions that a broker acting as agent may charge to investors for purchases or sales of fund shares. The Registrant further notes that the content and location of the disclosure in question is consistent with SEC Staff guidance provided in the Staff’s interpretive letter issued to the Capital Group on January 11, 2017 and the Staff’s response to Frequently Asked Question #6 regarding IM Guidance Update 2016-06 (Mutual Fund Fee Structures).

The Registrant has removed the “Other Expenses” footnote identified by the Staff.

3.

Comment: The “Shareholder Guide” section of the Prospectus states that under stressed market conditions, the Fund may distribute redemption requests proceeds in-kind. Please supplementally explain whether such redemptions will represent a pro rata portion of the portfolio securities. If not, please clarify how the securities will be selected and any relevant risks to investors, as applicable.

Response: In-kind redemption proceeds will generally consist of a pro rata share of a Fund’s portfolio of securities, with certain adjustments (such as for restricted securities, odd lots, or if requested by a redeeming shareholder). Any in-kind redemption requests will be implemented in accordance with the Registrant’s applicable policies and procedures.

Multi-Manager International Equity Fund

4.	Comment: Please supplementally provide us a copy of the Fund’s performance information prior to filing the effective registration statement.

Response: The Fund’s completed performance information is attached hereto as Exhibit A.

Goldman Sachs Multi-Manager Global Equity Fund

5.

Comment: Your cover letter mentions that the adviser may provide risk management services and may manage a beta completion mandate for the Multi-Manager Global Equity Fund. Please clarify the material terms of these arrangements. In this respect, it is unclear how the adviser is being compensated for these services and whether the provision of these services will fall within the existing advisory agreement or is separate. Please also explain the types of services provided. It is unclear, for example, what a beta completion mandate is and how the strategy is implemented for the Fund. Please revise the disclosure or advise as appropriate.

Response: The Registrant confirms that risk management services provided by the Investment Adviser’s Global Portfolio Solutions Group (“GPS Group”), which include the implementation of a beta completion mandate on behalf of the Multi-Manager Global Equity Fund and a passive currency overlay strategy on behalf of each of the Multi-Manager Global Equity Fund and Multi-Manager Non-Core Fixed Income Fund, would be covered under the existing advisory agreement between the Registrant and the Investment Adviser. For the avoidance of doubt, no incremental management fees are charged in connection with these risk management services.

The Fund has revised the disclosure relating to the GPS Group’s risk management services for the Multi-Manager Global Equity Fund as follows:

“The GPS Group also may provide risk management services to the Fund, including a beta completion mandate and a passive currency overlay. The beta completion strategy seeks to systematically manage the Fund’s overall beta levels to a specified target by purchasing or selling derivatives contracts. “Beta” is a measurement of volatility compared with that of a broader market index. The currency overlay strategy is designed to hedge exposure to non-U.S. currencies by selling the currencies in which the Fund’s equity securities are traded and investing in the U.S. dollar. The currency overlay seeks to minimize unintended currency exposures for the Fund.”

6.

Comment: In the Principal Investment Strategies under the Management Process section in the prospectus, we note that the reference to the beta completion mandate indicates that the strategy is designed to achieve a target beta exposure for the Fund. Please explain what “beta” is for investors, what the fund’s target exposure is expected to be and why the Fund pursues a target beta exposure.

Response: The Fund has revised the relevant disclosure, as reflected in its response to Comment 5. For risk management purposes, the Fund generally seeks to maintain a beta of 1.0, i.e., volatility in line with that of its benchmark.

Goldman Sachs Multi-Manager Non-Core Fixed Income Fund and Goldman Sachs Multi-Manager Real Assets Strategy Fund

7.

Comment: Under Performance, please explain why you believe the custom primary benchmark is an appropriate broad-based index. In responding, please refer to Items 4(b)(2) and 27(b)(7) (Instruction 5) of Form N-1A. Please ensure you address: (i) why a custom benchmark is considered to be “administered by an organization that is not an affiliated person” of the fund or its adviser; (ii) why you believe the index is broad-based; (iii) the key differences between the new and old index and why you decided the new index is a more appropriate index to measure performance against; and (iv) why you believe the index is an appropriate comparator in terms of investment types, strategies and risk levels.

Response: Item 4(b)(2)(iii) of Form N-1A requires a fund to compare its performance against an “appropriate broad-based securities market index,” as defined in Instruction 5 to Item 27(b)(7). Instruction 5 to Item 27(b)(7) defines an “appropriate broad-based securities market index” as “one that is administered by an organization that is not an affiliated person of the Fund, its investment adviser, or principal underwriter, unless the index is widely recognized and used.”

Each of the Multi-Manager Non-Core Fixed Income Fund and Multi-Manager Real Assets Strategy Fund uses a blended benchmark comprised of constituent asset class indices that are calculated and administered by an organization that is not an affiliated person of the Fund, its Investment Adviser or an Underlying Manager. The Registrant confirms that each of these constituent indices qualifies as an “appropriate broad-based securities market index,” as defined in Instruction 5 to Item 27(b)(7). The constituent indices that form a Fund’s composite index are included in the Fund’s average annual returns table. Accordingly, the Registrant confirms that it satisfies the disclosure requirements under Form N-1A.

In addition to comparing its performance against the broad-based securities markets indices discussed above, the Fund also compares its performance against the returns of the applicable composite index, which is a blend of the constituent indices. Under Form N-1A, the Fund “may include, in addition to the required broad-based securities market index, information for one or more other indices as permitted by Instruction 6 to Item 27(b)(7).” Instruction 6 to Item 27(b)(7) “encourages” funds to compare their performance not only to the required broad-based securities market index but also to other more narrowly based indices that reflect the market sectors in which the fund invests. Accordingly, the Registrant believes that it is permitted under Form N-1A to compare each Fund’s performance to a blended composite index, provided that it also compares its performance to an “appropriate broad-based securities market index.” The Registrant supplementally notes that each composite index is periodically rebalanced, pursuant to a rules-based methodology, in accordance with the market capitalization of each constituent index as determined by the applicable constituent index provider.

There are three primary differences between the Funds’ current and prior benchmark indexes. First, the constituent indexes have been re-weighted in accordance with their relative market capitalizations, as described above. Second, the constituent index weightings are no longer static but instead will be re-weighted based on the respective market capitalizations of the constituent indices as of the last day of each previous calendar year. Third, the Barclays U.S. High-Yield 2% Issuer Capped Bond Index has been replaced with the Barclays Global High Yield Corporate Index as a constituent of the Multi-Manager Non-Core Fixed Income Fund’s benchmark index. This third change was made after the Investment Adviser allocated a significant portion of the Fund’s assets to investments in global high yield debt.

With respect to each Fund, the Registrant believes that the new indices give investors a more meaningful benchmark against which to measure the Fund’s performance. The Registrant does not believe that the use of any single broad-based securities market index would appropriately reflect the unique investment and risk profile of a Fund, which provides exposure to different asset classes. For these reasons, the Registrant believes that a Fund’s composite index is an appropriate comparator in terms of the Fund’s investment type, strategies and risk level and, as such, has designated the composite index as the “benchmark index” in the “Principal Investment Strategies” section of the Fund’s prospectus.

*    *     *    *    *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (212) 698-3868 if you wish to discuss this correspondence further.

Sincerely,

/s/ Cecily Wu
Cecily Wu

cc:	Lindsey Edwards, Goldman Sachs Asset Management, L.P.

Melissa O’Neill, Goldman Sachs Asset Management, L.P.

Stephanie A. Capistron, Dechert LLP

Michelle D. Wong, Dechert LLP

Neema Nassiri, Dechert LLP

Exhibit A

Performance

The bar chart and table below provide an indication of the risks of investing in the Fund by showing: (a) changes in the performance of the Fund’s Class P Shares from year to year; and (b) how the average annual total returns of the Fund’s Class P Shares compare to those of a broad-based securities market index. The Fund’s past performance, before and after taxes, is not necessarily an indication of how the Fund will perform in the future. Updated performance information is available at no cost at www.gsamfunds.com/performance or by calling the phone number on the back cover of the Prospectus.

Performance reflects applicable fee waivers and/or expense limitations in effect during the periods shown.

AVERAGE ANNUAL TOTAL RETURN
For the period ended December 31, 2018	1 Year	Since Inception
Class P Shares* (Inception 7/31/15)
Returns Before Taxes	-12.48%	1.81%
Returns After Taxes on Distributions	-13.18%	1.42%
Returns After Taxes on Distributions and Sale of Fund Shares	-6.66%	1.53%

MSCI® EAFE® Index (Net, USD, Unhedged) (reflects no deduction for fees or expenses)	-13.79%	0.07%

*	Effective April 16, 2018, Institutional Shares were redesignated as Class P Shares.